UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Cohen & Steers Select Utility Fund, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

19248A109
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,128,034
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,128,034
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,128,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,128,034
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,128,034
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,128,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 947,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 947,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 947,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT ACTIVISM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 903,959
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 903,959
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 903,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 276,159
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 276,159
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 19248A109

The following constitutes Amendment No. 5 the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,128,034 Shares beneficially owned by WILLC is approximately $56,435,726. The Shares beneficially owned by WILLC consist of 916 Shares, 900 of which were acquired with WILLC's working capital and 16 of which were acquired through the Issuer’s dividend repurchase plan, 947,000 Shares that were acquired with WIHP's working capital, 903,959 Shares that were acquired with WIAP's working capital and 276,159 Shares that were acquired with WITRP's working capital.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 43,320,750 Shares outstanding, which is the total number of Shares outstanding as of February 11, 2008, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 15, 2008.

As of the close of business on August 7, 2008, WIHP, WIAP and WITRP beneficially own 947,000, 903,959 and 276,159 Shares, respectively, representing approximately 2.2%, 2.1% and less than 1%, respectively, of the Shares outstanding.  WILLC beneficially owns 2,128,034 Shares, constituting approximately 4.9% of the Shares outstanding. Mr. Lipson beneficially owns 2,128,034 Shares, constituting approximately 4.9% of the Shares outstanding.  WITRL does not currently beneficially own any Shares.

Item 5(c) is hereby amended to add the following:

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the past sixty days.  All of such transactions were effected in the open market.

Item 5(e) is hereby amended and restated to read as follows:

(e)           As of August 6, 2008, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

CUSIP NO. 19248A109

As of the date hereof, each of WIHP, WIAP and WITRP was a party to certain equity swap arrangements (the “Swap Arrangements”) with a financial institution (the “Bank”) as the counterparty.  Pursuant to these Swap Arrangements, each of WIHP, WIAP and WITRP is obligated to pay to the Bank the equity notional amount on a total of 100,000, 100,000 and 90,700 Shares, respectively, subject to the Swap Arrangements (the “Reference Shares”) as of the beginning of the valuation period (which resets monthly), plus interest.  At the termination of the Swap Arrangements, the Bank is obligated to pay each of WIHP, WIAP and WITRP the market value of the Reference Shares as of the end of the valuation period.  Any dividends received by the Bank on the Reference Shares during the term of the Swap Arrangements will be paid to WIHP, WIAP and WITRP.  All balances will be cash settled and there will be no transfer to WIHP, WIAP or WITRP of voting or dispositive power over the Reference Shares.  The Swap Arrangements expire on May 5, 2009.  Each of the Reporting Persons disclaims beneficial ownership of the Reference Shares except to the extent of his or its pecuniary interest therein.  The Reference Shares are not included as part of the totals, with respect to Shares, disclosed herein by the Reporting Persons.

CUSIP NO. 19248A109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 7, 2008	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC, Its General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By:	Western Investment LLC, Its Managing Member

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC, Its General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

CUSIP NO. 19248A109

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock (Sold)	Price Per Share($)	Date of Sale

WESTERN INVESTMENT HEDGED PARTNERS L.P.

(6,200)	25.2393	06/10/08
(7,200)	25.0150	06/11/08
(11,400)	24.7924	06/12/08
(6,400)	25.1067	06/13/08
(5,500)	25.0794	06/16/08
(2,800)	25.0693	06/17/08
(2,300)	25.0185	06/18/08
(4,700)	22.4840	07/31/08
(2,900)	22.2572	08/01/08
(10,600)	22.1279	08/05/08
(7,200)	22.0984	08/06/08
(100,000)	21.9600	08/06/08
(2,400)	21.6622	08/07/08

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

(6,100)	25.2393	06/10/08
(7,200)	25.0150	06/11/08
(11,300)	24.7924	06/12/08
(6,400)	25.1067	06/13/08
(5,600)	25.0794	06/16/08
(2,900)	25.0693	06/17/08
(2,200)	25.0185	06/18/08
(4,800)	22.4840	07/31/08
(2,900)	22.2572	08/01/08
(10,600)	22.1279	08/05/08
(7,200)	22.0984	08/06/08
(100,000)	21.9600	08/06/08
(2,400)	21.6622	08/07/08

CUSIP NO. 19248A109

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

(1,300)	25.2074	06/09/08

WESTERN INVESTMENT LLC

None

ARTHUR D. LIPSON

None